UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

June 5, 2019

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL, BELAZ-24 CINCH DEAL FOR DUMP TRUCK SUPPLY

Mezhdurechensk, Russia – June 5, 2019 – Mechel PAO (MOEX: MTLR; NYSE: MTL), a leading Russian mining and metals company, reports signing an agreement with CTP BELAZ-24 OOO for 15 dump trucks with a total value of approximately two billion rubles.

The deal was signed on the sidelines of the international specialized mining technologies exposition “Russian Coal and Mining” held in Novokuznetsk.

The new trucks with capacity ranging from 130 to 220 tonnes will come to Mechel Group’s facilities in Kemerovo and Irkutsk Regions, with 11 BelAZ trucks intended for work on Southern Kuzbass Coal Company’s open pits and four for Korshunov Mining Plant. The trucks are due to arrive in June-August 2019.

“Upgrading our mining fleet is an important priority for our program of capital investment in our mining facilities. Acquisition of these new dump trucks will enable us to boost mining and stripping volumes,” Mechel Mining Management OOO’s Chief Executive Officer Pavel Shtark commented.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

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Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Southern Kuzbass Coal Company includes four branches — Open Coal Mining Department (with Krasnogorsky, Sibirginsky and Olzherassky open pits), Underground Mining Department (with V.I. Lenina Underground, Sibirginskaya Underground and Olzherasskaya-Novaya Underground mines, Mining Equipment Assembly Department and Degassing and Geological Research Department), Coal Washing and Processing Department (with Sibir, Kuzbasskaya, Tomusinskaya and Krasnogorskaya washing plants) and Tomusinsky Automobile Transport Department. Southern Kuzbass Coal Company is part of Mechel Group’s mining division consolidated as Mechel Mining.

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Korshunov Mining Plant PAO is Eastern Siberia’s only industrial complex producing and dressing iron ore with its own resource base. Its mining assets include two quarries — the Korshunov and the Rudnogorsk quarries with mineral reserves estimated at 192 million tonnes by JORC standards as of December 31, 2012. Korshunov’s iron ore concentrate is one of Russia’s best by its quality characteristics. The plant is part of Mechel Group’s mining division consolidated as Mechel Mining.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: June 5, 2019

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